AGREEMENT RELATED TO CERTAIN
PROMISSORY NOTES
BETWEEN
FLINT TELECOM GROUP, INC. AND
MICHAEL BUTLER

This Agreement, dated May 13 2009 (the “Effective Date”), is to cancel those certain Promissory Notes by and between Flint Telecom Group, Inc., a Nevada Corporation (“Flint”) and Michael Butler (“Butler”) as set forth below (the “Notes”), and to issue one new Promissory Note and shares of restricted common stock to Butler in replacement of the Notes.

Date Issued	Principal Amount of Note	Maturity Date
March 2008	EURO 1,175,000	July 31, 2009
March 2008	EURO 300,000	July 31, 2009
June 11, 2008	$141,000	December 31, 2008
June 30, 2008	$173,000	December 31, 2008
September 2008	$300,000	March 30, 2009

Unless otherwise indicated, terms used herein that are defined in the Notes shall have the same meanings herein as in the Notes.

Effective as of the Effective Date:

1. Butler hereby agrees to cancel the Notes without repayment, including the repayment of any and all principal amounts underneath the Notes, as well as to waive and cancel all past, present and future accrued interest amounts that may have been due under the Notes. All the terms and conditions of the Notes shall be immediately cancelled and of no further effect.  In the event of any conflict between this Agreement and the Notes, the provisions of this Agreement shall prevail.

2. Flint hereby agrees to issue a new convertible Promissory Note to Butler in an amount of $1,516,000, attached hereto as Exhibit A.

3. Flint also hereby agrees to issue in the name of Michael Butler, three million two hundred sixty thousand (3,260,000) shares of Flint restricted common stock; vesting quarterly over a period of three years beginning as of January 1, 2011 such that 100% of the shares are vested as of January 1, 2014.

Butler agrees and acknowledges that none of these common shares acquired are, and may never be, registered under the Securities Act of 1933 or under any state securities or "blue sky" laws of any state of the United States, and, unless so registered, may not be offered or sold in the United States or, directly or indirectly, to U.S. Persons (as that term is defined in Regulation S under the Securities Act of 1933), except in accordance with the provisions of Regulation S, pursuant to an effective registration statement under the Securities Act of 1933, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933 and in each case only in accordance with applicable state and federal securities laws. Additionally, Butler may only sell a maximum amount of shares per day not to exceed the daily average trading volume of Flint’s common stock in the prior month.

The parties hereby agree that signatures transmitted and received via facsimile or other electronic means shall be treated for all purposes of this Agreement as original signatures and shall be deemed valid, binding and enforceable by and against both parties.

BOTH PARTIES HERETO REPRESENT THAT THEY HAVE READ THIS AGREEMENT, UNDERSTAND IT, AGREE TO BE BOUND BY ALL TERMS AND CONDITIONS STATED HEREIN, AND ACKNOWLEDGE RECEIPT OF A SIGNED, TRUE AND EXACT COPY OF THIS AGREEMENT.

IN WITNESS WHEREOF, the parties hereto have agreed to the terms and conditions of the Agreement on the day, month and year written below.

FLINT TELECOM GROUP, INC.	MICHAEL BUTLER
/s/ Vincent Browne	/s/ Michael Butler
By: Vincent Browne	By: Michael Butler
Its: CEO
Date: May 13, 2009	Date: May 13, 2009